Exhibit 99.1

Epcoritamab (TEPKINLY®) Receives Positive CHMP Opinion for the Treatment of Adults with Relapsed/ Refractory Follicular Lymphoma

Company Announcement

●	Positive CHMP opinion based on results from the Phase 1/2 EPCORE® NHL-1 study
●	FL is the second most common type of NHL and accounts for approximately 20-30 percent of all global cases
●	If approved, epcoritamab (TEPKINLY®) would become the first and only bispecific antibody conditionally approved as a monotherapy in the European Union to treat both relapsed or refractory (R/R) follicular lymphoma (FL) and R/R diffuse large B-cell lymphoma (DLBCL), after two or more lines of systemic therapy

COPENHAGEN, Denmark; June 28, 2024 – Genmab A/S (Nasdaq: GMAB) today announced that the European Medicines Agency's (EMA) Committee for Medicinal Products for Human Use (CHMP) has adopted a positive opinion recommending the granting of conditional marketing authorization of epcoritamab (TEPKINLY®), a T-cell engaging bispecific antibody administered subcutaneously, as a monotherapy for the treatment of adult patients with relapsed or refractory (R/R) follicular lymphoma (FL) after two or more lines of systemic therapy. The final European Commission decision on this indication for epcoritamab is anticipated later this year.

“Many people living with follicular lymphoma that has either relapsed or is refractory to existing therapies experience significant treatment challenges with poor prognosis,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab. “This positive opinion recognizes the unmet need in the European Union for patients whose follicular lymphoma is considered difficult-to-treat and that epcoritamab may represent a new therapeutic option.”

The CHMP opinion is supported by overall and complete response data from the Phase 1/2 EPCORE® NHL-1 clinical trial in 128 patients with R/R FL treated with epcoritamab after two or more lines of systemic therapy. The study included patients who were refractory to both anti-CD20 monoclonal antibody therapy and an alkylating agent, patients who were refractory to last prior treatment, and patients whose disease progressed within two years of first systemic therapy. In the trial, the most common (≥10%) adverse reactions were CRS, injection site reactions, pyrexia, neutropenia, anemia, thrombocytopenia, diarrhea, nausea, headache, upper respiratory tract infection, pneumonia, and rash.

An additional cohort of 86 patients evaluated an optimized step-up dosing (SUD) schedule to reduce the incidence and severity of cytokine release syndrome (CRS), which is an associated side effect from immune-engaging cancer treatments. Hospitalization was not mandatory in the optimization cohort. The incidence of CRS was 49% (42 of 86 patients; 9% were grade 2) and there were no grade 3 or higher CRS events in the optimization cohort. The EPCORE NHL-1 results, including results from the optimization cohort, were recently published in the Lancet Haematology. Additionally, data from the optimization cohort were presented at the 2024 American Society of Clinical Oncology (ASCO) Annual Meeting, selected to be a part of Best of ASCO® (July 19-20, Boston, MA), and were presented at the 2024 European Hematology Association (EHA) Congress.

“Each year, thousands of people in Europe are diagnosed with follicular lymphoma and it’s an upsetting reality that many of them will experience relapse and refractory disease,” said Catherine Thieblemont, M.D., Ph.D., head of the hemato-oncology department, Paris University, Hôpital Saint-Louis Assistance-Publique-Hopitaux de Paris (APHP) in Paris. “Patients deserve new treatment options, and this positive opinion is the first step to bringing epcoritamab to more patients who need it.”

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 49
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 1/3
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Epcoritamab (TEPKINLY®) Receives Positive CHMP Opinion for the Treatment of Adults with Relapsed/ Refractory Follicular Lymphoma

About the EPCORE® NHL-1 Trial

EPCORE® NHL-1 is an open-label, multi-center safety and preliminary efficacy trial of epcoritamab that consists of three parts: a dose escalation part; an expansion part; and an optimization part. The trial was designed to evaluate subcutaneous epcoritamab in patients with relapsed or refractory B-cell non-Hodgkin’s lymphoma (B-NHL), including FL. In the expansion part, additional patients were enrolled to further explore the safety and efficacy of epcoritamab in three cohorts of patients with different types of relapsed/refractory B-NHLs who have limited therapeutic options. The expansion part generated pivotal data from patients with FL and DLBCL. The optimization part evaluated additional CRS mitigation strategies during cycle 1. The primary endpoint of the expansion part was overall response rate (ORR) as assessed by an Independent Review Committee (IRC). Secondary efficacy endpoints included duration of response, complete response rate, duration of complete response, progression-free survival, and time to response as determined by the Lugano criteria. Overall survival, time to next therapy, and rate of minimal residual disease negativity were also evaluated as secondary efficacy endpoints. The primary endpoint of the optimization part was the rate of ≥ Grade 2 CRS events and all grade CRS events from first dose of epcoritamab through 7 days following administration of the second full dose of epcoritamab.

About Follicular Lymphoma (FL)

FL is typically an indolent (or slow-growing) form of non-Hodgkin’s lymphoma (NHL) that arises from B-lymphocytes.i Although FL is an indolent lymphoma, it is considered incurable with conventional therapy and patients who achieve remission also often experience relapse.iii,iv,ii Generally, with each relapse, the remission and time to next treatment is shorter.iii,iv

About Epcoritamab

Epcoritamab is an IgG1-bispecific antibody created using Genmab's proprietary DuoBody® technology and administered subcutaneously. Genmab's DuoBody-CD3 technology is designed to direct cytotoxic T cells selectively to elicit an immune response toward target cell types. Epcoritamab is designed to simultaneously bind to CD3 on T cells and CD20 on B cells and induces T-cell-mediated killing of CD20+ cells.v

Epcoritamab (approved under the brand name EPKINLY in the U.S. and Japan, and TEPKINLY in the EU) has received regulatory approval in certain lymphoma indications in several territories. Epcoritamab is being co-developed by Genmab and AbbVie as part of the companies' oncology collaboration. The companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Both companies will pursue additional international regulatory approvals for the investigational R/R FL indication and additional approvals for the R/R DLBCL indication.

Genmab and AbbVie continue to evaluate the use of epcoritamab as a monotherapy, and in combination, across lines of therapy in a range of hematologic malignancies. This includes four ongoing Phase 3, open-label, randomized trials including a trial evaluating epcoritamab as a monotherapy in patients with R/R DLBCL compared to investigators choice chemotherapy (NCT04628494), a trial evaluating epcoritamab in combination with R-CHOP in adult participants with newly diagnosed DLBCL (NCT05578976), a trial evaluating epcoritamab in combination with rituximab and lenalidomide (R2) in patients with R/R FL (NCT05409066), and a trial evaluating epcoritamab in combination with rituximab and lenalidomide (R2) compared to chemoimmunotherapy in patients with previously untreated FL (NCT06191744). The safety and efficacy of epcoritamab has not been established for these investigational uses. Please visit www.clinicaltrials.gov for more information.

About Genmab
Genmab is an international biotechnology company with a core purpose of guiding its unstoppable team to strive toward improving the lives of patients with innovative and differentiated antibody therapeutics. For 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers,

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 49
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 2/3
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Epcoritamab (TEPKINLY®) Receives Positive CHMP Opinion for the Treatment of Adults with Relapsed/ Refractory Follicular Lymphoma antibody-drug conjugates, next-generation immune checkpoint modulators and effector function-enhanced antibodies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-off (KYSO®) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Media Release contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Media Release nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO™. EPCORE®, EPKINLY®, TEPKINLY® and their designs are trademarks of AbbVie Biotechnology Ltd.

i Lymphoma Research Foundation official website. https://lymphoma.org/aboutlymphoma/nhl/fl/. Accessed February 2024.

ii Lymphoma Research Foundation official website. https://lymphoma.org/understanding-lymphoma/aboutlymphoma/nhl/follicular-lymphoma/relapsedfl/. Accessed February 2024.

iii Rivas‐Delgado, A., Magnano, L., Moreno‐Velázquez, et al. Response duration and survival shorten after each relapse in patients with follicular lymphoma treated in the rituximab era. Br J Haematol. 2018;184(5):753-759. doi:10.1111/bjh.15708

iv Kuruvilla J, Ewara EM, Elia-Pacitti J, et al. Estimating the Burden of Illness of Relapsed Follicular Lymphoma and Marginal Zone Lymphoma in Ontario, Canada. Curr Oncol. 2023;30(5):4663-4676. doi:10.3390/curroncol30050352

v Engelberts PJ, Hiemstra IH, de Jong B, et al. DuoBody-CD3xCD20 induces potent T-cell-mediated killing of malignant B cells in preclinical models and provides opportunities for subcutaneous dosing. EBioMedicine. 2020;52:102625. doi: 10.1016/j.ebiom.2019.102625.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 49
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 3/3
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122